UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [_]Form 10-K  [_]Form 20-F [_]Form 11-K  [X]Form 10-Q [_]Form N-SAR

                  For Period Ended:       March 31, 2002
                                     ------------------------
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                 -------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                  THE IMMUNE RESPONSE CORPORATION
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Full Name of Registrant

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
         5935 Darwin Court
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         Carlsbad Court, CA  92008
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         City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]          (a)   The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;
[X]          (b)   The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
                   portion thereof, will be filed on or before the fifteenth
                   calendar day following the prescribed due date; or the
                   subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
                   calendar day following the prescribed due date; and
[_]          (c)   The accountant's statement or other exhibit required by
                   Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         The Immune Response Corporation (the "Company") could not file its Form 10-Q, Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended March 31, 2002 (the "Form 10-Q") within the prescribed time period due to the potential effect on such filing of ongoing negotiations with Transamerica Technology Finance Corporation ("Transamerica") relating to the Master Loan and Security Agreement between Transamerica and the Company. The negotiations with Transamerica were precipitated by Transamerica's concerns relating to the Company's current financial condition. The outcome of these negotiations and any resulting agreements reached with Transamerica may affect the Company's disclosure in the Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Dennis J. Carlo              (760)                  431-7080
     ------------------------   -----------------   -------------------------
             (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).       [X] Yes    [_] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                 [_] Yes    [X] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                     THE IMMUNE RESPONSE CORPORATION
                     -----------------------------------------------------------
                               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                      By:      /s/     Dennis J. Carlo
                                           -------------------------------------
                                          Dennis J. Carlo
                                          President and Chief Executive Officer